CHINA TRANSINFO TECHNOLOGY CORP. 9th Floor, Vision Building, No. 39 Xueyuanlu Haidian District, Beijing, China 100191 Tel:86-10-51691999 Fax:86-10-51691666

February 25, 2010

By EDGAR Transmission

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Jennifer Fugario

Re:	China TransInfo Technology Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended
Form 10-Q for the Fiscal Quarter Ended September 30, 2009, as Amended
Filed December 28, 2009
File No. 001-34134

We hereby submit the responses of China TransInfo Technology Corp. (“China TransInfo” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 28, 2010, providing the Staff’s comments with respect to the above referenced company filings with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we”, “us” and “our” refer to the Company on a consolidated basis.

Form 10-K for the Fiscal Year Ended December 31, 2008, as Amended

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources

General

1.

We note your response to prior comment 6. We also note that in a risk factor on page 29 of your annual report on Form 10-K for the fiscal year ended December 31, 2008 (filed on March 25, 2009), you state that limitations on the ability of Oriental to transfer funds to you could materially and adversely limit your ability to grow, make investments or acquisitions that could be beneficial to your business, pay dividends and otherwise fund and conduct your business. Thus, the PRC dividend restrictions appear to constitute a known uncertainty that is reasonably likely to result in your liquidity materially decreasing. See Item 303(a)(1) of Regulation S-K. Please include disclosure consistent with your response in this section of future filings.

Company Response: We have included the following disclosures regarding our liquidity in both the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008 and the Amendment No. 2 to Form 10-Q for the period ended September 30, 2009:

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for working capital and capital expenditures for at least the next 12 months. We may, however, require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. In addition, because substantially all of our revenues are generated from our indirect PRC subsidiary, Oriental, after it receives payments from our VIE Entities under various services and other arrangements, the ability of Oriental to make dividends and other payments to us is subject to the PRC dividend restrictions. Current PRC law permits payments of dividend by Oriental only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Oriental is also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC GAAP to a statutory general reserve fund until the amounts in said fund reaches 50% of Oriental’s registered capital. Allocations to the statutory reserve fund can only be used for specific purposes and are not transferable to us in the form of loans, advances or cash dividends. As a result, if our existing cash and amount available under existing bank loans insufficient to meet our requirements, we may seek to sell additional equity securities, debt securities or borrow additional funds from lending institutions. We can make no assurances that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities, including convertible debt securities, would dilute the interests of our current shareholders. The incurrence of debt would divert cash for working capital and capital expenditures to service debt obligations and could result in operating and financial covenants that restrict our operations and our ability to pay dividends to our shareholders. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Item 8. Financial Statements and Supplementary Financial Data

Note 1. General and Summary of Significant Accounting Policies

Revenue Recognition, page F-11

2.

We note your response to prior comment 8 and your revised disclosure that your ongoing value-added services include system maintenance and technology upgrade services which are secured on a separate contract basis. Please clarify the timing of when you enter into these maintenance contracts in relation to the information systems contracts in which you recognize revenue on a percentage-of-completion basis. In your response, clarify whether the separate contracts for system maintenance services were entered into at or near the same time of the initial information system contracts and if so, whether these contracts should be accounted for as a single arrangement pursuant to the guidance in paragraph 2 of EITF 00-21 and TPA 5100.39. If you determined that these contracts should be accounted for as a single arrangement pursuant to the guidance in paragraph 2 of EITF 00-21 and TPA 5100.39. If you determined that these contracts should be accounted for as a single arrangement, tell us whether you have established vendor specific objective evidence (VSOE) of fair value for the system maintenance services an if so, how you were able to establish VSOE. Refer to TPA 5100.49.

Company Response: We entered into all of our system maintenance and technology upgrade agreements only after the systems/platforms had been built for our clients. As a result, there were significant gaps in time between the completion of system development and the execution of the system service contracts. In addition, when we entered into system development contracts with our clients, it was not at all certain that our system development clients would later enter into service contracts with us. In fact, many of our system development clients do not enter into service contracts with us. Therefore, we have been accounting for such service contracts as standalone contracts on a separate basis and recognizing revenue ratably over the service periods.

3.

We note your disclosure that taxi media advertising is recognized when the advertisement is published. Clarify the terms of your advertising arrangements and tell us the amount of advertising revenue recognized for each period presented. In your response, also clarify whether you recognize total revenue from your advertising arrangements immediately when the advertisement is published or over a certain time frame in which the advertising is to be published.

Company Response: We recognize advertising revenue ratably over the period in which the advertisement is to be published. We have revised the disclosure of advertising revenue recognition policy accordingly in both the Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2008 and the Amendment No. 2 to Form 10-Q for the period ended September 30, 2009.

Note 4. Property and Equipment, page F-14

4.

We have reviewed your response to prior comment 9 and it remains unclear why the taxi advertising rights you receive and the rights to use the GPS equipment you provide pursuant to the transactions with the Taxi Association of the City of Urumqi and the Urumqi City Transportation Bureau is not considered a nonmonetary exchange and not valued or accounted for. Please provide us with an analysis of your consideration for the guidance in paragraphs 18 and 20 of APB Opinion No. 29 in accounting for the advertising rights you are receiving and the rights to the GPS equipment you are providing.

Company Response: Although we are given the right to place advertising on the taxis that install our GPS Control Terminals under our agreement with Taxi Association of City of Urumqi, we do not believe that the transaction is a non monetary exchange because we retain title and full ownership over the GPS Control Terminals (i.e., we have not exchanged any property) and the advertising rights are merely incidental to the business arrangement. We recognize and depreciate the GPS equipment over its estimated useful life, which is of 7 years. However, we do not recognize and amortize the advertising rights and/or the rights to use the GPS equipment over the contractual term, which is 15 years, in our financial statements based on the following considerations: 1) the situation is unique in terms of the nonmonetary exchanges because we did not surrender the GPS equipment to the Taxi Association of City of Urumqi for the advertising rights; 2) the fair value of advertising rights and/or the rights to use the GPS equipment were not determinable at the time when we entered into the agreement because we were the first and exclusive provider to operate such business in the city according to the agreement; and 3) we considered it more conservative to recognize and depreciate these assets over their estimated useful life, which is 7-year, rather than to treat the recorded amount of these assets as advertising rights and/or the rights to use the GPS equipment, and amortize it over a 15-year period because based on our estimates, these assets would not last 15 years.

Item 15. Exhibits, Financial Statements Schedules, page 38

5.

We note that your response to prior comment 11, and that your have not included your cooperation agreement with Peking University, Earth and Space College in the Exhibit List for your amended filing. Please provide us with your analysis as to how you determined not to list the agreement as an exhibit to your annual report pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K; alternatively, please incorporate this exhibit by reference from the 8-K filed on May 14, 2007.

Company Response: We have included our cooperation agreement with Peking University, Earth and Space College in the exhibit list in our Amendment No. 2 to the Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Item 4. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 40

6.

We note your response to prior comment 15. Your response appears to indicate your inability to ensure that information required to be disclosed by you was recorded, processed, summarized and reported, within the time periods specified within the Commission’s rules and forms, and that your controls and procedures do not appear to have ensured that information required to be disclosed by you in the reports that you are required to file under the Exchange Act was accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). As a result, please provide us with further analysis supporting the conclusion of your principal executive and principal financial officers that you disclosure controls and procedures were effective as of September 30, 2009.

ompany Response: After careful consideration of the Staff’s comments, our principal executive and principal financial officers reevaluated our disclosure controls and procedures. Based on that reevaluation, Mr. Shudong Xia and Mr. Zhihai Mao concluded that as of September 30, 2009, our disclosure controls and procedures were not effective. We have accordingly revised our disclosures under Item 4. Controls and Procedures in Amendment No. 2 to Form 10-Q for the period ended September 30, 2009.

In connection with responding to Staff comments, we acknowledge and agree that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert the Staff’s comments and as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (86)10-5169-1999 or Louis Bevilacqua, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside special securities counsel at (202) 663-8158.

Sincerely,

China TransInfo Technology Corp.

By:	/s/ Shudong Xia
Shudong Xia
Chief Executive Officer